UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: November 2018

Commission file number: 001-33562

Platinum Group Metals Ltd.
Suite 788 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2018	/s/ Frank Hallam
FRANK HALLAM
CHIEF FINANCIAL OFFICER

EXHIBIT INDEX

On November 16, 2018, the Platinum Group Metals Ltd. (the “Company”) announced a new technical report relating to the Waterberg Project, “Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa”, dated effective September 27, 2018 (the “New Report”). The New Report supersedes the prior technical report relating to the Waterberg Project, “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study - Project Areas located on the Northern Limb of the Bushveld Igneous Complex, South Africa” dated October 19, 2016 (the “Prior Report”) and, accordingly, the Prior Report should no longer be relied upon.

THE PRECEDING PARAGRAPH AND EXHIBIT 99.1 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-226580) (THE “REGISTRATION STATEMENT”), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, AND EXHIBITS 99.4 ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENTS.

Exhibit	Description

99.1	Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa dated effective September 27, 2018

99.2	Canadian Consent of Charles J. Muller dated November 16, 2018

99.3	Canadian Certificate of Charles J. Muller dated November 16, 2018

99.4	Consent of Charles J. Muller dated November 16, 2018

99.5	News Release dated November 16, 2018